UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Cadeler signs firm contract with Synera Renewable Energy for WTG Installation at the Formosa 4 Offshore Wind Farm in Taiwan

Copenhagen, 22 August 2025 - Cadeler today announces that it has signed a firm contract with Synera Renewable Energy (SRE) for the transportation and installation (T&I) of 35 Siemens Gamesa 14MW wind turbines at the Formosa 4 Offshore Wind Farm in Taiwan. The project will be executed by one of Cadeler’s next-generation M-class wind turbine installation vessels.

The T&I operations are set to commence in March 2028 and will last approximately 150 days. The revenue from this contract to Cadeler is projected to be between EUR 70 and 80 million.

Today’s announcement reflects the execution of a firm contract for a portion of the work contemplated by the reservation agreement Cadeler disclosed in September 2024, which secured two offshore wind projects in the region. Negotiations are ongoing with respect to the second of such offshore wind projects. Cadeler’s partnership with SRE on these projects represents a further step forward in Cadeler’s long-term strategy to advance offshore wind in the Asia-Pacific, supported by the company’s local office in Taipei.

Located 18 to 20 kilometres off the coast of Miaoli County, Formosa 4 will span an area of 58 square kilometres, with turbines installed at water depths between 57 and 64 metres. Upon completion, the wind farm will provide 495 MW of clean offshore energy, contributing significantly to Taiwan’s green energy supply.

Mikkel Gleerup, CEO of Cadeler, comments: "This milestone project further anchors Cadeler’s strategic presence in the Asia-Pacific region. With the support of our team based in Taipei, we are steadily building up our APAC presence and pipeline, with two vessels currently operating contracts in the region. With an M-class vessel, we are bringing best-in-class technology to Taiwan’s shores, building a bridge between continents and the infrastructure for a cleaner tomorrow.”

For further information, please contact:

Cadeler Press Office

+45 2830 6905

press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2025	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer

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